Exhibit 99.1

Burning Rock Announces Resignation and Appointment of Directors

GUANGZHOU, China, June 28, 2023 — Burning Rock Biotech Limited (NASDAQ: BNR and LSE: BNR, the “Company” or “Burning Rock”), a company focused on the application of next generation sequencing (NGS) technology in the field of precision oncology, today announced the resignation of Dr. Shaokun (Shannon) Chuai as a director from the board of directors of the Company (the “Board”) and as the Company’s Chief Scientific Officer, effective June 30, 2023. Dr. Shaokun (Shannon) Chuai will continue to serve as a senior advisor to the Company. Dr. Zhihong (Joe) Zhang, the Company’s Chief Technology Officer since March 2016, has been appointed as a new director of the Board, effective June 30, 2023.

Mr. Yusheng Han, Burning Rock’s founder, chairman of the Board and chief executive officer, commented, “We would like to take this opportunity to thank Shannon for her high-impact service to Burning Rock since 2014. Through her long tenure at Burning Rock, Shannon has played an instrumental role in building Burning Rock’s product solutions, driving their adoption with leading physicians at industry-leading forums, and building our science team. We wish her the best in her new endeavors.”

Dr. Chuai commented, “I have had an exhilarating, productive journey at Burning Rock. I am very proud of the product portfolio that we have developed over time with our team, spanning across comprehensive genomic profiling for late-stage oncology patients, minimal residual disease (MRD) for early-stage patients and multi-cancer early detection. Each product category has reached strong maturity with their respective product leaders and is well on track in terms of commercial adoption. I am also proud of the talent that we have developed internally at Burning Rock. In the past seven months in my transition from Chief Operating Officer to Chief Scientific Officer, our team leaders have demonstrated strong leadership in driving the agenda forward and pushing the boundary of our industry in new breakthroughs. So I think now is the right time for me to move on, to do something new that I have never done before, in a totally different industry outside of all my previous career paths. I am proud of our collective achievements at Burning Rock and am highly confident of Burning Rock’s future going forward.”

About Burning Rock

Burning Rock Biotech Limited (NASDAQ: BNR and LSE: BNR), whose mission is to guard life via science, focuses on the application of next generation sequencing (NGS) technology in the field of precision oncology. Its business consists of i) NGS-based therapy selection testing for late-stage cancer patients, and ii) cancer early detection, which has moved beyond proof-of-concept R&D into the clinical validation stage.

For more information about Burning Rock, please visit: ir.brbiotech.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward- looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Burning Rock may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Burning Rock’s beliefs and expectations, are forward-looking statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Burning Rock’s control. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. All information provided in this press release is as of the date of this press release, and Burning Rock does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Contact: IR@brbiotech.com